Exhibit 99.1

Draganfly To Attend 2022 Special Operations Forces Industry Conference

Los Angeles, CA. May 17, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company is attending the 2022 Special Operations Forces Industry Conference (“SOFIC”). The event is taking place at the Tampa Convention Center in Tampa, Florida from May 16-19, 2022.

SOFIC serves as the premier conference for the special operations forces (“SOF”) community to develop, nurture and exercise its growing network between industry, government, academia and international partners. By leveraging the depth, breadth and diversity of this network, the community can boost its velocity, multiply its productivity and diversify its capabilities to meet the changing demands of SOF operators.

This year, thousands of attendees will be able to check out cutting-edge SOF equipment and technology from hundreds of exhibitors, listen to top speakers from the U.S. Special Operations Command (“USSOCOM”) and participate in discussions with various acquisition experts across USSOCOM.

During the event, Draganfly will highlight how its Medical Response and Search and Rescue Drone platforms can offer a full package solution to the SOF community. The Company will connect with program managers to discuss the equipment and capabilities of both platforms.

According to Forbes, USSOCOM is already using a variety of tactical drones for intelligence gathering. National Defense Magazine highlighted that the U.S. Defense Department received around $7.5 billion USD in 2021 for a variety of unmanned systems, robotic platforms and related technologies.

“Draganfly is thrilled to be attending SOFIC this year,” said Cameron Chell, President and CEO of Draganfly. “During critical missions, our Medical Response and Search and Rescue Drone platforms can provide crews with crucial visual oversight and help them ensure the timely delivery of medical supplies and equipment to dangerous or hard-to-reach areas.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at: www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s attendance at SOFIC. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.